FORM 4

 [  ]   Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |_____________________|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(h) of the Investment
            Company Act of 1940

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1.  Name and Address of Reporting Person*

         New Mountain GP, LLC
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       (Last)                      (First)                    (Middle)

         712 Fifth Avenue, 23rd Floor
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                                  (Street)

         New York                   NY                         10019
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
         Strayer Education, Inc. (NASDAQ:STRA)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
         13-4099827
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4.  Statement for Month/Day/Year
         November 20, 2002
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5.  If Amendment, Date of Original (Month/Day/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [ X] 10% Owner
    [  ] Officer (give title below)
    [  ] Other (specify title below)

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    [ X] Form filed by One Reporting Person
    [  ] Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)
         Common Stock (1)
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2.  Transaction Date (Month/Day/Year)
         November 20, 2002
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2A. Deemed Execution Date, if any (Month/Day/Year)

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3.  Transaction Code (Instr. 8)
         C
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    Price:
         A; (1)
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5.  Amount of Securities Beneficially Owned Following Reported
    Transaction(s)
    (Instr. 3 and 4)
         1,700,000
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
         I
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
         (2)
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1.  Title of Security (Instr. 3)
         Common Stock (1)
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2.  Transaction Date (Month/Day/Year)
         November 20, 2002
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2A. Deemed Execution Date, if any (Month/Day/Year)

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3.  Transaction Code (Instr. 8)
         S
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    Price:
         D; $49.27
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5.  Amount of Securities Beneficially Owned Following Reported

    Transaction(s)
    (Instr. 3 and 4)
         -0-
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
         I
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
         (2)
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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)
         Series A Convertible Preferred Stock (3)
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2.  Conversion or Exercise Price of Derivative Security
         $26.00 (4)
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3.  Transaction Date (Month/Day/Year)
         November 20, 2002
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3A. Deemed Execution Date, if any (Month/Day/Year)

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4.  Transaction Code (Instr. 8)
         C
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)
         D; 1,700,000
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6.  Date Exercisable and Expiration Date (Month/Day/Year)

         Immediate
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

         Common Stock; 1,700,000
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8.  Price of Derivative Securities (Instr. 5)


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9.  Number of Derivative Securities Beneficially Owned Following Reported
    Transaction(s)
    (Instr. 4)
         2,944,816 (5)
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10. Ownership Form of Derivative Securities Beneficially Owned at End
    Of Month
    (Instr. 4)
         I
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

         (2)

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EXPLANATION OF RESPONSES:

(1) On November 14, 2002, New Mountain Partners, L.P. ("New Mountain") and DB Capital Investors, L.P. ("DB Capital" and New Mountain are referred to collectively as the "Selling Stockholders"), Strayer Education, Inc. (the "Issuer") and Credit Suisse First Boston Corporation ("CSFB"), Banc of America Securities LLC ("Banc of America") and Legg Mason Wood Walker, Incorporated ("Legg Mason", CSFB, Banc of America and Legg Mason, are referred to collectively as the "Underwriters"), as representatives of the several underwriters, entered into an underwriting agreement (the "Underwriting Agreement") in connection with the Selling Stockholders' offering of 2,300,000 shares of Common Stock pursuant a Registration Statement on Form S-3 (File No. 333-100407) (including up to 300,000 shares of Common Stock subject to the Underwriters' over-allotment option). On November 20, 2002, New Mountain converted 1,700,000 shares of Series A Convertible Preferred Stock into an equal number of shares of Common Stock. On November 20, 2002, pursuant to the Underwriting Agreement, the Underwriters acquired 1,700,000 shares of Common Stock held by New Mountain at a price of $52.00 per share, less underwriting discounts and commissions of $2.73 per share, in connection with the public resale of the Common Stock.

(2) The Reporting Person is the General Partner of New Mountain Investments, L.P., which is the General Partner of New Mountain.

(3) The Series A Convertible Preferred Stock is subject to certain restrictions as set forth in the Articles Supplementary of the Issuer, a Shareholders' Agreement, dated as of March 16, 2001, by and between New Mountain and DB Capital and a Letter Agreement, dated November 14, 2002, among the Issuer and each Selling Stockholder.

(4) The conversion price of the Series A Convertible Preferred Stock is subject to antidilution and other adjustments.

(5) The number of shares of Common Stock underlying the Series A Convertible Preferred Stock increases as dividends accumulate on the Series A Convertible Preferred Stock.













NEW MOUNTAIN GP, LLC



         /s/ Steven B. Klinsky
  ------------------------------------               11/21/2002
By:      Name:  Steven B. Klinsky                       DATE
         Title: Member
         **  SIGNATURE OF REPORTING PERSON

_____________________
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

    * If the Form is filed by more than one reporting person, see, Instruction 4(b)(v).

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.